Suite 1210 – 885West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX RESOURCES REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, BC, Canada – June 14, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) today reported results from its unaudited financial results for the three month period ended March 31, 2011.

First Quarter 2011 Financial Highlights:

  Gross profits of $1.7 million were achieved on revenues of $3.9 million.

  Positive adjusted net earnings of $86,000 and EBITDA of $545,000 were achieved.

  Net losses decreased by 38% over the first quarter of 2010, to $897,000.

  Total silver equivalent production was 143,128 ounces.

  Sales of 90,746 ounces of silver and 1,043 ounces of gold were realized.

  Average realized silver price was US$32.95 per ounce and average realized gold price was US$1,397.97.

Commenting on Silvermex’s first quarter results, Duane Nelson, CEO, stated, “Our first quarter of production at the La Guitarra mine since the business arrangement between Genco Resources Ltd. and Silver One Mining Corporation, resulted in a noticeable improvement in mill efficiency, grade increases and better recoveries. We expect to continue advancing the mine to achieve full capacity by Q4 and are very pleased with the positive financial results produced thus far.”

Financial Results:

Revenues for the period, which totaled $3.9 million, remained fairly consistent with the three months ended December 31, 2010, however this was achieved on fewer tons sold but with an improved average ore grade in this period and significantly higher realized metal prices.

The Company achieved a gross profit of $1.7 million, on silver and gold sales of $3.9 million. There were no sales for the comparative period as the La Guitarra mine was not operating due to closure of the mine. The Company incurred a net loss of $897,000 for the three month period ended March 31, 2011 compared with net loss of $1.4 million for the same period in 2010.

At March 31, 2011, the Company had working capital of $25.7 million, cash on hand and short term investments of $21.2 million and current assets of $30.1 million. Operating activities used cash of $3.3 million, compared with cash used of $835,000 for the same period in 2010. This was mostly due to the Company posting at $3.6 million tax bond in Mexico on a disputed tax reassessment. Excluding the tax bond, cash generated from operations was $250,000.

“The quarter’s major capital expenditures included mine equipment acquisitions and refurbishments, construction of a water treatment facility, safety initiatives and the redevelopment of the existing production areas, as well as the delineation and development of new ore zones,” stated Michael Callahan, Silvermex’s President. “Even with the mine undergoing major redevelopments, the Company generated positive cash flow from its operations. Over the next few months we will continue to recompile all of the data we have acquired into a comprehensive resource model, as well as conduct exploration and drilling programs, which will assist in guiding our future exploration and resource expansion programs.”

As of January 1, 2011, Silvermex is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This earnings release should be read in conjunction with Silvermex’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com as well as on the Company’s website at www.silvermexresources.com.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.